UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Jefferies Credit Partners BDC Inc.

(Name of Subject Company (Issuer))

Jefferies Credit Partners BDC Inc.

(Name of Filing Person(s) (Issuer))

Common Stock $0.001 Par Value Per Share

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Preferred Stock $0.001 Par Value Per Share

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

(212) 778-8752

(Registrant’s telephone number, including area code)

Adam Klepack, Esq. General Counsel and Secretary Jefferies Finance LLC 520 Madison Avenue, 12th Floor New York, New York 10022 Telephone: (212) 708-2612

(Name, Address, and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Filing Person(s))

COPIES TO:

Michael R. Rosella, Esq. Thomas D. Peeney, Esq. Paul Hastings LLP 200 Park Avenue New York, NY 10166 (212) 318-6000

July 1, 2025

(Date Tender Offer First Published,

Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on July 1, 2025, by Jefferies Credit Partners BDC Inc., a Maryland corporation (the “Company”), in connection with an offer by the Company (the “Offer”) to purchase up to 5.0% of its outstanding shares of common stock (the “Shares”) at a price equal to the net asset value per Share as of June 30, 2025 (the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit B to the Statement (the “Offer to Purchase”).

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

1.	The Offer expired at 11:59 p.m., Eastern Time, on July 29, 2025.

2.

17,905.857 Class I Shares of the Company were validly tendered and not withdrawn prior to the expiration of the Offer. The Company accepted for purchase 100% of the Shares that were validly tendered and not withdrawn prior to the expiration of the Offer as permitted by Rule 13e-4(f)(1) of the Exchange Act.

3.	The net asset value of the Shares tendered pursuant to the Offer was calculated as of the Valuation Date in the amount of $259,475.74.

4.

The Company paid on or about August 1, 2025, to the tendering shareholders a total of approximately $254,504.91, which represents the net asset value as of the Valuation Date of the total amount of Shares tendered by shareholders (net of the 2% Early Repurchase Deduction, where applicable) upon the terms and subject to the conditions of the Offer.

Except as specifically provided herein, the information contained in the Statement and the Letter of Transmittal remains unchanged and this Final Amendment does not modify any of the information previously reported on the Statement or the Letter of Transmittal.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete, and correct.

JEFFERIES CREDIT PARTNERS BDC INC.

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	General Counsel and Secretary
Date:	August 5, 2025

EXHIBIT INDEX

EXHIBIT

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